04001946

UNITED STATES
[SECURIT]IES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 31270

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2003 (MM/DD/YY) AND ENDING 12/31/2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Manhattan Securities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

166 Millbrook Circle
(No. and Street)

Norwood (City) New Jersey (State) 07648 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert Lapin 201-664-2200 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Regan, Benz & Mackenzie
(Name – *if individual, state last, first, middle name*)

317 Madison Avenue (Address) New York, (City) New York (State) 10017 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
FEB 26 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert Lapin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Manhattan Securities Corporation, as of December 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

PAMELA BLANCHARD
MY COMMISSION # DD 126799
EXPIRES: August 14, 2006
1-800-3-NOTARY FL Notary Service & Bonding, Inc.
NOTARY PUBLIC STATE OF FLORIDA

Signature

President

Title

Pamela Blanchard 2/2/04

Notary Public

This report ** contains (check all applicable boxes):

☒ (a) Facing Page.
☒ (b) Statement of Financial Condition.
☒ (c) Statement of Income (Loss).
☒ (d) Statement of Changes in Financial Condition.
☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☒ (g) Computation of Net Capital.
☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MANHATTAN SECURITIES CORPORATION

FINANCIAL STATEMENTS

DECEMBER 31,2003 AND 2002

RegenBenzMacKenzie

RegenBenzMacKenzie

Board of Directors
Manhattan Securities Corporation
Norwood, New Jersey

INDEPENDENT AUDITORS' REPORT

We have audited the accompanying balance sheet of Manhattan Securities Corporation as of December 31, 2003 and 2002 and the related statements of income, changes in stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Manhattan Securities Corporation as of December 31, 2003 and 2002, and the results of its operations and cash flows for the years then ended, in conformity with accounting principles generally accepted in the United State of America. The information contained in the schedule of computation of net capital is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Regen, Benz & MacKenzie, CPA's, P.C.

January 26, 2004

REGEN, BENZ & MACKENZIE, C.P.A.'S, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

317 MADISON AVENUE NEW YORK, NEW YORK 10017
TELEPHONE 212.661.2720 FACSIMILE 212.681.6140

MANHATTAN SECURITIES CORPORATION
BALANCE SHEET
DECEMBER 31,

ASSETS

	2003	2002
Current Assets:		
Cash	$ 4,740	$ 2,921
Investments (at cost)	46,385	123,715
Total Current Assets	51,125	126,636
Fixed Assets:		
Office Equipment	4,154	4,154
Leasehold Improvements	3,044	3,044
	7,198	7,198
Less: Accumulated Depreciation	7,001	6,323
Net Fixed Assets	197	875
Other Assets (Note A)	15,900	20,100
TOTAL ASSETS	$ 67,222	$ 147,611

LIABILITIES AND STOCKHOLDERS' EQUITY

	2003	2002
Current Liabilities:		
Income Taxes and Other Current Liabilities	$ 6,774	$ 752
Total Current Liabilities	6,774	752
Stockholders' Equity:		
Common Stock, no par value 1,000 shares authorized; 100 shares issued and outstanding	5,000	5,000
Paid in Capital	30,000	30,000
Retained Earnings	25,448	111,859
Total Stockholders' Equity	60,448	146,859
TOTAL LIABILITIES & STOCKHOLDERS' EQUITY	$ 67,222	$ 147,611

The accompanying accountants' report and notes are an integral part of these financial statements.

MANHATTAN SECURITIES CORPORATION
INCOME STATEMENT
FOR THE YEARS ENDED DECEMBER 31,

	2003	2002
Income:		
Syndication and Other Fees	$ 30,980	$ 40,221
Dividend Income	4,649	5,665
Gain(Loss)on Investments	(5,123)	4,504
Total Income	30,506	50,390
Expenses:		
Consulting Fees	-	5,886
Stationery, Printing and Office	1,433	4,907
Legal and Professional Fees	2,050	2,000
Licensing Costs	1,715	939
Travel & Entertainment	4,231	6,239
Depreciation Expense	678	961
Dues & Subscriptions	175	314
Utilities, Insurance & Miscellaneous Expenses	1,135	1,798
Total Expenses	11,417	23,044
Net Income Before Taxes	19,089	27,346
Provision for Income Taxes (Note B)	500	590
Net Income	$ 18,589	$ 26,756

The accompanying accountants' report and notes are an integral part of these financial statements.

MANHATTAN SECURITIES CORPORATION
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

	Common Stock	Additional Paid In Capital	Retained Earnings	Total
Balance - January 1, 2002	$ 5,000	$ 30,000	$ 85,103	$ 120,103
Net Income - 2002	-	-	26,756	26,756
Balance - December 31, 2002	$ 5,000	$ 30,000	$111,859	$ 146,859
Net Income - 2003	-	-	18,589	18,589
Distribution	-	-	(105,000)	(105,000)
Balance - December 31, 2003	$ 5,000	$ 30,000	$ 25,448	$ 60,448

The accompanying accountants' report and notes are an integral part of these financial statements

MANHATTAN SECURITIES CORPORATION
STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31,

	2003	2002
Increase (Decrease) in Cash and Cash Equivalents		
Cash Flows From Operating Activities:		
Net Income	$ 18,589	$ 26,756
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	678	961
Increase (Decrease) in Income Taxes and Other Current Liabilities Payable	6,022	350
Net Cash Provided by Operating Activities	25,289	28,067
Cash Flows From Investing Activities:		
Sales(Purchases) of Investments	77,330	(28,030)
Decrease in Other Assets	4,200	-
Net Cash Provided by Investing Activities	81,530	(28,030)
Cash Flows From Financing Activities:		
Distribution to Stockholder	(105,000)	-
Net Cash Used in Financing Activities	(105,000)	-
Net Increase (Decrease)in Cash	1,819	37
Cash - Beginning of Year	2,921	2,884
Cash - End of Year	$ 4,740	$ 2,921

The accompanying accountants' report and notes are an integral part of these financial statements.

MANHATTAN SECURITIES CORPORATION
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31,

	2003	2002
NET CAPITAL		
Total ownership equity from statement of financial condition	$ 60,448	$146,859
Less: Non Allowable Assets	16,097	20,975
Total ownership equity qualified for net capital	44,351	125,884
Haircuts on securities:		
Money market and liquid asset funds	95	58
Mutual funds	3,247	8,660
Net Capital	$ 41,009	$117,166
AGGREGATE INDEBTEDNESS		
Liabilities from statement of financial condition	$ 6,774	$ 752
Total Aggregate Indebtedness	$ 6,774	$ 752
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required	$ 5,000	$ 5,000
Excess net capital	$ 36,009	$112,166
Excess net capital at 1000%	$ 40,332	$117,091
Percentage of aggregate indebtedness of net capital	16.5%	0.64%
RECONCILIATION WITH COMPANY'S COMPUTATION		
Net capital, as reported in Company's Part IIA (Unaudited) FOCUS Report	$ 41,009	$118,041
Differences	-	875
Net Capital Per Above	$ 41,009	$117,166

NOTE A: Following is a summary of the significant accounting policies:

Organization

The Company commenced operations on February 15, 1984 as a registered broker-dealer and as successor to the Lapin Investment Company.

Method of Accounting

The Company's accounts are maintained on the accrual basis.

The Company uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities and the reported revenues and expenses. Actual results could vary from the estimates that were used. The nature of the Company's operations is such that variances from estimates of financial statement amounts are not likely to be significant.

Fixed Assets

Fixed assets are depreciated on an accelerated method over the estimated service lives of the respective classes of assets. Expenditures for maintenance and repairs are charged to expense as incurred; expenditures for renewals and betterments are generally capitalized.

Other Assets

Other Assets consist of subscriptions to invest in stock of the NASD.

NOTE B: Income Taxes

The provision for corporate income taxes consists of New Jersey corporate tax. For federal tax purposes the Company is an "S" Corporation. No federal tax has been provided as the income flows through to the shareholder who is personally liable for the tax.

NOTE C: Accounting Control

There were no material inadequacies in the accounting systems, internal control, or in the procedures for safeguarding securities.

NOTE D: Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2003 the Company had net capital of $41,009, which was $36,009 in excess of its required net capital of $5,000.

NOTE D: Net Capital Requirement (continued)

The net capital at the year ended December 31, 2002 was restated to take into account the original misclassification of fixed assets as an allowable asset. The 2002 financial statements have been restated to reflect an $875 difference between the December 31, 2002 FOCUS report and the financial statements.

NOTE E: Liabilities Subordinated to Claims of General Creditors

The Company has no liabilities subordinated to claims of general creditors.

NOTE F: Fair Value of Financial Instruments

The Company has a number of financial instruments, including cash. The Company estimates that the fair value of all financial instruments at December 31, 2003 does not differ materially from the aggregate carrying value of its financial instruments recorded in the accompanying balance sheet. The estimated fair value amounts have been determined by the Company using available market information and appropriate valuation methodologies. Considerable judgement is required in interpreting market data to develop the estimates of fair value, and, accordingly, the estimates are not necessarily indicative of the amounts that the Company could realize in a current market exchange. None of the financial instruments are held for trading purposes.

MANHATTAN SECURITIES CORPORATION
SCHEDULE OF INFORMATION RELATING TO
POSSESSION OR CONTROL REQUIREMENTS
DECEMBER 31, 2003 AND 2002

This schedule is not applicable.

The accompanying accountants' report and notes are an integral part of these financial statements.

MANHATTAN SECURITIES CORPORATION
SCHEDULE OF COMPUTATION OF RESERVE REQUIREMENTS
DECEMBER 31, 2003 AND 2002

An exemption from rule 15(c)3-3 is claimed under
Section (K) (2) (A)

Net Capital Required	$ 5,000

The accompanying accountants' report and notes are an integral part of these financial statements.

MANHATTAN SECURITIES CORPORATION
STATEMENTS OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

This schedule is not applicable.

The accompanying accountants' report and notes are an integral part of these financial statements.

RegenBenzMacKenzie

January 26, 2004

Manhattan Securities Corporation
166 Millbrook Circle
Norwood, New Jersey 07648

Gentlemen:

This is to certify the following pertaining to our audit of your company for the year ended December 31, 2003.

There were no material differences existing between our audited report and your unaudited report on Form X-17A-5 as filed for Net Capital requirement and the computation of Rule 15c-3 reserve requirements.

Very truly yours,

William A. Regen

WAR:dw

REGEN, BENZ & MACKENZIE, C.P.A.'S, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

317 MADISON AVENUE NEW YORK, NEW YORK 10017
TELEPHONE 212.661.2720 FACSIMILE 212.681.6140

RegenBenzMacKenzie

January 26, 2004

Manhattan Securities Corporation
166 Millbrook Circle
Norwood, New Jersey 07648

Gentlemen:

This is to inform you that as a result of our audit of the Manhattan Securities Corporation for the year ended December 31, 2003 we found no material inadequacies to exist.

Very truly yours,

William A. Regen

WAR:dw
Encl.

REGEN, BENZ & MACKENZIE, C.P.A.'S, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

317 MADISON AVENUE NEW YORK, NEW YORK 10017
TELEPHONE 212.661.2720 FACSIMILE 212.681.6140